UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

_______________________________________________

Thompson Designs, Inc.

(Name of Registrant as Specified in its Charter)

Nevada	333-170155	59-3843182
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3315 East Russell Road, Ste. A-4 129 Las Vegas, Nevada 89120
(Address of principal executive office)

(702) 499-3209
(Registrant’s telephone number)

Joe Laxague, Esq.

Cane Clark LLP

3273 E. Warm Springs Rd.

Las Vegas, Nevada 89120

Tel. (702) 312-6255

Fax (702) 944-7100

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Thompson Designs, Inc.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Proposed Change in the

Majority of the Board of Directors

December 23, 2013

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.001 per share (the “Common Stock”), of Thompson Designs, Inc., a Nevada corporation (“TPND”, “we”, “our” or the “Company”) at the close of business on December 20, 2014 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of TPND’s Board of Directors (the “Board”) other than by a meeting of shareholders. This Information Statement is being mailed to the shareholders on or about December 23, 2013.

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On or about January 7, 2014, Mr. Kade Thompson (the “Seller”) and BioPharmX, Inc., a Delaware corporation (the “Purchaser” or “BPMX”) intend to enter into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which the Seller will sell to the Purchaser, and the Purchaser will purchase from the Seller, (a) an aggregate of 7,000,000 shares of Common Stock (the “Shares”), which Shares represent approximately 77.8% of the issued and outstanding shares of Common Stock for an aggregate purchase price of $20,000, or approximately $0.0029 per share.

Under the Purchase Agreement, the Seller will agree to indemnify and hold the Purchaser and the Company harmless from certain liabilities and obligations of the Company related to the period prior to the closing of the purchase of the Shares (the “Closing”).

The Closing shall occur on or before January 7, 2014. Pursuant to the terms of the Purchase Agreement, at the Closing, (i) the existing sole director will increase the size of the Board to three directors, (ii) the existing officer of the Company will resign effective upon the Closing, (iii) the existing sole director of the Company will resign effective upon the tenth day following the Company’s mailing of this Information Statement on Schedule 14f-1 to its shareholders (the “Effective Date”), which is expected to occur on or about January 7, 2014, (iv) the existing director will appoint the designees of the Purchaser detailed below to serve as the directors of the Company, and (v) the existing director will appoint Mr. James R. Pekarsky to serve as the Chief Executive Officer, Chief Financial Officer and Treasurer of the Company and Ms. Anja Krammer to serve as President and Secretary of the Company. As a result of these transactions, control of the Company will pass to the Purchaser (the “Change of Control”). Immediately after the Closing, the Shares acquired by the Purchaser will comprise 77.8% of the issued and outstanding Common Stock.

Immediately following the Closing, the Purchaser intends to cause the Company to enter into a share exchange agreement (“Exchange Agreement”) with the shareholders of the Purchaser pursuant to which the Company will acquire all of the outstanding equity interests of the Purchaser in exchange for the issuance of 7,025,000 shares of the Company’s Common Stock to the shareholders of the Purchaser (“Reverse Merger Transaction”). As part of the Reverse Merger Transaction, the Shares of Common Stock issued to the Purchaser pursuant to the Purchase Agreement will be cancelled. In addition, the Company expects to close a private placement (the "Private Placement") after the Reverse Merger Transaction. Thereafter, the Company’s total outstanding shares of Common Stock immediately after the consummation of Reverse Merger Transaction will be 9,025,000. As a result of the Reverse Merger Transaction, the Company will control BPMX, a corporation incorporated in the State of Delaware. BPMX is a research & development (R&D) company focusing on the development of novel delivery mechanisms and novel routes of administration for known drugs and tissues.

The potential change in majority of directors, the potential change in control, and other future transactions as described herein are contingent upon the closing of the Reverse Merger Transaction. We can offer no guarantee or other assurance that the Reverse Merger Transaction will occur.

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As of December 20, 2013, the Company had 9,000,000 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding. Each share of Common Stock is entitled to one vote. Shareholders of TPND will have the opportunity to vote with respect to the election of directors at the next annual meeting of TPND shareholders.

DIRECTORS AND OFFICERS

PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change of Control. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Position	Term
Kade Thompson	25	President, Chief Executive Officer, Chief Financial Officer and Director	August 30, 2010 through present

Kade Thompson has served as our President, CEO, CFO, and sole Director since founding the company on August 30, 2010.  From 2008 to 2011, Mr. Thompson worked as a project estimator at a construction firm based in Las Vegas, Nevada. From 2011 to the present, Mr. Thompson has worked with a metal fabrication firm in Iowa Park, Texas.

DIRECTORS AND OFFICERS

AFTER THE CHANGE OF CONTROL

It is anticipated that, effective as of the Closing, the current officer of the Company will resign and the following persons will be appointed as the new officers and directors of the Company. It is anticipated that resignations of the current director of the Company will become effective as of the Effective Date. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board. Based on information provided by the Purchaser, there is no family relationship between any of the proposed directors or executive officers.

Name	Age	Title
James R. Pekarsky	54	Chief Executive Officer, Chief Financial Officer, Treasurer, and Chairman of the Board of Directors
Anja Krammer	46	President, Secretary, and Director

Based on information provided by the Purchaser, the following biographical information on the new directors and officers of the Company is presented below:

James R. Pekarsky, age 54, is an experienced executive who brings extensive financial and operational expertise from public and private high technology companies. His background includes substantial international business experience, acquisitions, venture capital and bank fund raising and IPOs. Since 2008, Mr. Pekarsky has been a consultant serving as Chief Financial Officer to several companies. Most recently, he served as Chief Financial Officer of Solar Power, Inc. (OTC Markets: SOPW) from November 2011 to August 2013. He also served as Chief Financial Officer of Alterlume, Inc. since January 2011, SiliconBlue Technologies Corporation from April 2008 to April 2009; and WaveSat Inc., which was acquired in December 2010 by Cavium Networks Inc., from July 2009 to November 2010. From January 2006 to November 2007, Mr. Pekarsky served as Chief Financial Officer of MoSys, Inc., (NASDAQ: MOSY), where he was responsible for all aspects of finance, accounting, investor relations, human resources, IT and legal. Mr. Pekarsky holds a B.S. in Accounting from Indiana University of Pennsylvania and an M.B.A. in Finance from Golden Gate University. We believe that Mr. Pekarsky’s credentials and extensive experience as an executive officer of publicly traded companies position him well as the Chairman of our Board of Directors.

Anja Krammer, age 46, is a veteran marketing executive with over 20 years of experience in guiding healthcare and consumer enterprises in product development, sales/marketing management and commercialization strategies. Her industry background includes pharmaceuticals, medical devices, technology, and consumer products. Her therapeutic area experience includes Dermatology (aesthetic/cosmetic and therapeutic drugs), cardiovascular; diabetes; consumer health; gastroenterology, and orthopedics. Ms. Krammer has served as President of BPMX since August 2011. Ms. Krammer previously served as Chief Marketing Officer/Founder of MBI, Inc., a management consulting firm from 1998 to August 2011. Prior to joining MBI Consulting, Ms. Krammer was Vice President Global Marketing from April 2006 to August 2008 for Reliant Technologies, a venture backed startup in aesthetic medicine. From April 2004 to April 2006, Ms. Krammer served as Sr. Director of Strategic Marketing for Medtronic Corporation (NYSE: MDT). From December 2000 to September 2001, Ms. Krammer was Vice President, Solutions Marketing for Getronics Corporation (AMS: GTN), a global IT services company. From April 1999 to December 2000, Ms. Krammer served as Vice President, Indirect Channel Sales and Worldwide Industry Partnership Marketing, Itronix Division, Acterna Corporation (NASDAQ: ACTR), an optical communications company. Prior roles included, serving as Director of Worldwide Marketing and Communications Tektronix Corporation in its Color Printing and Imaging Division (NYSE: TEK) from October 1997 to April 1999. From October 1995 to October 1997, Ms. Krammer was Director of Worldwide Sales and Marketing with KeyTronic Corporation (Nasdaq: KTCC), a computer equipment manufacturer. Ms. Krammer holds a BAIS degree with a focus on Marketing/Management from University of South Carolina and an International Trade Certificate from the Sorbonne, University of Paris. We believe that Ms. Krammer's qualifications and her extensive experience as an officer of publicly traded technology companies provide a unique perspective for our board.

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CORPORATE GOVERNANCE

Committees of the Board of Directors

We do not have a standing nominating, compensation or audit committee. Rather, our full Board of Directors performs the functions of these committees. We do not believe it is necessary for our Board of Directors to appoint such committees because the volume of matters that come before our Board of Directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Our Board of Directors, which performs the functions of an audit committee, does not have a member who would qualify as an “audit committee financial expert” within the definition of Item 407(d)(5)(ii) of Regulation S-K.

The Board does not have a nominating committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates’ resumes and interviews of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Board does not have a compensation committee and is not required to have such a committee because the Company is not a “listed company” under SEC rules. The Company is currently a shell company with nominal assets, no employees and no active business operations. As such, the Company has no formal compensation program for its executive officers, directors or employees.

Director Independence

The Board has determined that the current directors of the Company are not “independent” directors. The Company is not a "listed company" under SEC rules and is therefore not required to have independent directors.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its articles of incorporation or by-laws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Because the management and directors of the Company are the same persons, the Board has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board’s attention by virtue of the capacity served by Mr. Thompson.

Meetings of the Board of Directors

During the fiscal year ended September 30, 2013, the Board of Directors did not meet on any occasion, but rather transacted business by unanimous written consent.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

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COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

The following table sets forth compensation information for services rendered by certain of our executive officers in all capacities during the last two completed fiscal years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted, and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

Name and Position(s)	Year	Salary($)	Stock Awards	All other Compensation	Total Compensation
Kade Thompson(1)
President, Chief Executive	2013	—	—	—	—
Officer, Chief Financial Officer and Director	2012	—	—	—	—

(1)	Mr. Thompson is currently serving as our President, Chief Executive Officer, Chief Financial Officer and Director.

Director Compensation

For the year ended September 30, 2013, our sole director did not receive any compensation for his service as a director. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our Common Stock as of December 23, 2013 for (i) persons who beneficially own more than 5% of our Common Stock; (ii) our current directors; (iii) our current named executive officers; and (iv) all of our current executive officers and directors as a group. As of December 23, 2013, there were 9,000,000 shares of common stock issued and outstanding.

Name	Office	Shares Beneficially Owned(1)	Percent of Class(2)
Kade Thompson(3)	Director and CEO	7,000,000	77.8%
All officers and directors as a group (1 person named above)		7,000,000	77.8%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)	Based on 9,000,000 shares of the Company’s common stock outstanding immediately before the Closing and prior to giving effect to the Reverse Merger Transaction.
(3)	The address of the officer and director is 3315 East Russell Road, Ste. A-4 129, Las Vegas, Nevada 89120.

Immediately following the Closing and after giving effect to the Reverse Merger Transaction and cancellation of the Shares and as of the Effective Date, the following information contains the beneficial ownership of our Common Stock, on a pro forma basis, for (i) persons who will beneficially own more than 5% of our Common Stock; (ii) the persons who will become our directors and executive officers as part of the Change of Control; and (iii) all of the persons who will become our directors and executive officers as part of the Change of Control as a group. The beneficial ownership information set forth below has been provided by the Purchaser.

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Name Officers and Directors	Office	Shares Beneficially Owned(1)	Percent of Class(2)
James Pekarsky 1098 Hamilton Court Menlo Park, CA 94025	Chairman CEO, CFO, and Treasurer	2,500,000	27.7%
Anja Krammer 1098 Hamilton Court Menlo Park, CA 94025	Director, President, and Secretary	2,500,000	27.7%
All officers and directors as a group (2 persons named above)		5,000,000	55.4%
5% Securities Holders
Kin Chan 1098 Hamilton Court Menlo Park, CA 94025		1,200,000	13.3%
Kevin Mszanowski 211 Sohana Drive Los Artos, CA 94022		825,000	9.1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)	Based on 9,025,000 shares of the Company’s common stock issued and outstanding.

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent shareholders are required by the rules and regulations of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a). Below is the information with respect to failures of directors, officers and/or beneficial owners of more than ten percent of any class of equity securities of the Company to timely file reports under Section 16(a):

Name	Date of Reporting Event	Required Filing Date	Date of Filing
Kade Thompson	9/17/2010(1)	12/31/2012	Form 3 filed on 12/13/2013

(1)	Date of issuance of shares of the Company’s Common Stock.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with related persons

Our policy is that a contract or transaction either between the Company and a director, or between a director and another company in which he is financially interested is not necessarily void or void-able if the relationship or interest is disclosed or known to the Board of Directors and the stockholders are entitled to vote on the issue, or if it is fair and reasonable to our company.

On September 17, 2010, the Company issued 7,000,000 shares of common stock to Kade Thompson, its President, CEO, CFO, and sole director, in consideration for $7,000 at a price of $0.001 per share. On December 21, 2012, the Company borrowed $3,000 from Ms. Thompson, under the terms of a Promissory Note due December 21, 2014. The Note bears interest of 5% per annum payable at maturity. The Note will be cancelled on the date of the closing of Change of Control.

Except the above transactions or as otherwise set forth in this report or in any reports filed by the Company with the SEC, the Company was not a party to any transaction (where the amount involved exceeded the lesser of $120,000 or 1% of the average of our assets for the last two fiscal years) in which a director, executive officer, holder of more than five percent of our common stock, or any member of the immediate family of any such person have or will have a direct or indirect material interest and no such transactions are currently proposed. The Company is currently not a subsidiary of any company.

The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate.  The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction.  However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.  We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC’s web site at.

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SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Thompson Designs, Inc.

Date: December 23, 2013	By:	/s/ Kade Thompson
Name: Kade Thompson
Title: Chief Executive Officer

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